ETF SECURITIES USA LLC

712 Fifth Avenue, 49th Floor

New York NY 10019

August 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington,  DC 20549

Attn:  Joshua Lobert

Re:	ETFS Platinum Trust
Registration Statement on Form S-3/A, Pre-Effective Amendment No. 1 (File No. 333-226424)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ETFS Platinum Trust (the “Trust”) respectfully requests that the effective date of the Registration Statement on Form S-3/A, Pre-Effective Amendment No. 1 (File No. 333-226424) (the “Registration Statement”) of the Trust be accelerated so that the Registration Statement shall become effective at 4:00 p.m. Eastern time on August 7, 2018, or as soon thereafter as practicable.

Very truly yours,

ETF Securities USA LLCM

By:	/s/ Andrea Melia
Andrea Melia
Treasurer and Chief Financial Officer